Via Edgar

January 9, 2020

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE: Application for Withdrawal of Registration Statement filed on Form S-1 filed by SPYR, Inc. on SEC File No. 333-227162

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), SPYR, Inc., a Nevada corporation (the “Company”), hereby requests the immediate withdrawal of the Company's registration statement on Form S-1, which was filed with the Securities and Exchange Commission (the “Commission”) on August 31, 2018 under File Number 333-227162 (together with all exhibits thereto, the “Registration Statement”). The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. The Company decided to withdraw its registration statement, due to its inability to state a fixed price the selling shareholders would sell their shares once registered.

Should you have any questions regarding the Registration Statement, please feel free to contact our legal counsel Tad Mailander at (619) 239-9034.

Kind regards,

/s/ James R. Thompson

Principal Executive Officer

1